CUSIP No. 147195-10-1	SCHEDULE 13D	Page 1 of 9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1 )

Cascade Corporation

(Name of Issuer)

Common Stock, $0.50 par value

(Title of Class of Securities)

147195-10-1

(CUSIP Number)

Robert C. Warren, Jr.

PO Box 20187

Portland, Oregon  97294-0187

(2201 NE 201st Avenue

Fairview, Oregon 97024-9718)

Telephone:  (503) 669-6300

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications)

with a copy to:

Jack Schwartz

Miller Nash LLP

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon  97204

Telephone:  (503) 224-5858

May 31, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147195-10-1	SCHEDULE 13D	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Warren Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 1,465,866
8. Shared Voting Power: 0
9. Sole Dispositive Power: 1,465,866
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,465,866
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 13.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 147195-10-1	SCHEDULE 13D	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Robert C. Warren, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 288,091 (1)
8. Shared Voting Power: 1,465,866 (2)
9. Sole Dispositive Power: 267,289 (3)
10. Shared Dispositive Power: 1,465,866 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,744,365 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11): 15.8%
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 93,837 shares held directly, of which 20,713 shares are restricted; 89 shares held by 401(k) plan; 9,592 shares held as a fiduciary for family members as to which Mr. Warren has sole voting power; and 184,573 shares issuable upon the exercise of stock options and stock appreciation rights ("SARs") exercisable within 60 days of June 14, 2011, with the number of shares issuable upon exercise of SARs calculated as of that date.

(2) Consists of shares held by Warren Holdings, LLC, as to which Mr. Warren shares voting and dispositive power with Wendy Warren.

(3) Consists of 73,124 shares held directly, 89 shares held by 401(k) plan; 9,592 shares held as a fiduciary for family members as to which Mr. Warren has sole dispositive power; and 184,573 shares issuable upon the exercise of stock options and SARs within 60 days of June 14, 2011.

(4) Consists of 93,837 shares held directly, of which 20,713 shares are restricted; 89 shares held by 401(k) plan; 1,465,866 shares held by Warren Holdings, LLC; and 184,573 shares issuable upon the exercise of stock options and SARs exercisable within 60 days of June 14, 2011.  Does not include 9,592 shares held as a fiduciary for family members and 1,200 shares owned by Mr. Warren's spouse, as to all of which Mr. Warren disclaims beneficial ownership.

CUSIP No. 147195-10-1	SCHEDULE 13D	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Wendy Warren
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only ...........................................................................................................................
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 84,811
8. Shared Voting Power: 1,465,866 (1)
9. Sole Dispositive Power: 84,811
10. Shared Dispositive Power: 1,465,866 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,677
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11): 14.0%
14.	Type of Reporting Person (See Instructions) IN

(1) Consists of shares held by Warren Holdings, LLC, as to which Ms. Warren shares voting and dispositive power with Robert C. Warren, Jr.

CUSIP No. 147195-10-1	SCHEDULE 13D	Page 5 of 9

Item 1.  Security and Issuer.

This is the first amendment (this "First Amendment") to the original Schedule 13D, which was filed on December 27, 2010 (the "Original Schedule 13D").  The title of the class of equity securities to which this First Amendment relates is common stock, $.50 par value ("Common Stock"), of Cascade Corporation, an Oregon corporation (the "Company").  The address of the Company's principal executive offices is 2201 NE 201st Avenue, Fairview, Oregon 97024-9718.

Item 2.  Identity and Background.

(a)-(c), (f)

This First Amendment is filed by Warren Holdings, LLC, a Washington limitedliability company ("Warren Holdings"), and Robert C. Warren Jr. and Wendy Warren, the managers of Warren Holdings. Mr. Warren and Ms. Warren are brother and sister and share voting and investment power as to shares owned by Warren Holdings.

The business address of Warren Holdings is 82 Swigert Road, Washougal, Washington 98671.  Warren Holdings is a limited liability company whose sole purpose is to hold shares of the Company's Common Stock for the benefit of various members of the Warren family.

Mr. Warren's present principal occupation is serving as President and Chief Executive Officer, and as a Director, of the Company.  The Company's address is set forth in Item 1.  Mr. Warren is a citizen of the United States.

Ms. Warren's present principal occupation is as a private investor.  Ms. Warren is a citizen of the United States.

(d)-(e)

During the last five years, no reporting person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

            No cash consideration was paid or received in the current transaction.

Item 4.  Purpose of Transaction.

            The reporting persons are filing this First Amendment to report that Mr. Warren no longer maintains any voting or dispositive power with respect to 165,579 shares of Common Stock previously held by the Robert C. and Nani S. Warren Revocable Trust (the "Warren Trust").  The shares previously held by the Warren Trust were distributed to the ultimate beneficiary of the trust.

CUSIP No. 147195-10-1	SCHEDULE 13D	Page 6 of 9

            Each reporting person may acquire or dispose of shares of Common Stock from time to time for personal reasons.

            Mr. Warren may, in the ordinary course of acting in his capacity as President and Chief Executive Officer of the Company, engage in activities which relate to or would result in any or all of the items listed in Item 4(a)-(j) below.  In addition, Mr. Warren may from time to time acquire shares or rights to acquire shares as part of his compensation for services to the Company or for other reasons, and he may also dispose of shares from time to time for planning or other purposes.

Except as set forth above, no reporting person, as of the date of this Statement, has any present plans or proposals which relate to or would result in:

(a)        The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)        A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)        Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)        Any material change in the present capitalization or dividend policy of the Company;

(f)         Any other material change in the Company's business or corporate structure;

(g)        Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)        Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)         Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)  The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock as of May 19, 2011, which was 11,056,982 shares (as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 6, 2011).

(1)        Share ownership information for Warren Holdings:

CUSIP No. 147195-10-1	SCHEDULE 13D	Page 7 of 9

(A)       Aggregate number of shares beneficially owned:  1,465,866
Percentage:  13.3%

(B)       1.  Sole power to vote or to direct vote:  1,465,866
2.  Shared power to vote or to direct vote:  0
3.  Sole power to dispose or to direct the disposition:  1,465,866
4.  Shared power to dispose or to direct disposition:  0

(2)        Share ownership information for Robert C. Warren, Jr.:

(A)       Aggregate number of shares beneficially owned:  1,744,365
Percentage:  15.8%

(B)       1.  Sole power to vote or to direct vote: 288,091
2.  Shared power to vote or to direct vote:  1,465,866
3.  Sole power to dispose or to direct the disposition: 267,289
4.  Shared power to dispose or to direct disposition:  1,465,866

(3)        Share ownership information for Wendy Warren:

(A)       Aggregate number of shares beneficially owned:  1,550,677
Percentage:  14.0%

(B)       1.  Sole power to vote or to direct vote:  84,811
2.  Shared power to vote or to direct vote:  1,465,866
3.  Sole power to dispose or to direct the disposition:  84,811
4.  Shared power to dispose or to direct disposition:  1,465,866

(c)        No members of the Group have effected any transactions in Common Stock within the 60 days prior to the date of filing, except:

•        On April 26, 2011, Mr. Warren exercised an option and acquired 2,300 shares of Common Stock at an exercise price of $11.22 and sold all 2,300 shares of Common Stock on that same day at a price of $47.50.

•        On April 28, 2011, Mr. Warren exercised an option to acquire 18,493 shares of Common Stock at a price of $11.22 per share.

•        On May 31, 2011, 165,579 shares of Common Stock held by the Warren Trust and beneficially owned by Mr. Warren due to his power to vote those shares were distributed to the ultimate beneficiary of the trust as described in Item 4 above.

(d)        No person other than the reporting persons and the respective beneficiaries of shares held in trust or the respective members of Warren Holdings, of which the persons named herein serve as managers or trustees, have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Company owned or acquired by the reporting persons.

(e)        Not applicable.

CUSIP No. 147195-10-1	SCHEDULE 13D	Page 8 of 9

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Other than the Joint Filing Agreement filed as Exhibit 1 to the Original 13D and the Operating Agreement for Warren Holdings, by and among the limited liability company and its members, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.  The Operating Agreement includes provisions providing for the proportionate sharing of profits and losses in the LLC.  Various members of the Warren family and their related interests own membership interests in Warren Holdings, including reporting persons Robert C. Warren, Jr. and Wendy Warren.  As members, Mr. Warren and Ms. Warren are entitled to an allocation of a portion of profits of the company.

            See Item 2 above regarding disclosure of the relationships between the reporting persons.

Item 7.  Material to be Filed as Exhibits.

            Exhibit 99.1 – Joint Filing Agreement dated December 23, 2010, filed with the Original Schedule 13D.

CUSIP No. 147195-10-1	SCHEDULE 13D	Page 9 of 9

SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 16, 2011

WARREN HOLDINGS, LLC

By:	/s/ Robert C. Warren, Jr.
Robert C. Warren, Jr.
Manager

ROBERT C. WARREN, JR.

/s/ Robert C. Warren, Jr.
Robert C. Warren, Jr.

WENDY WARREN

/s/ Wendy Warren
Wendy Warren

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001.)